

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

May 15, 2008

Mr. Wilson W. Hendricks III
Chief Executive Officer
True Product ID, Inc.
1615 Walnut Street, 3rd Floor
Philadelphia, Pennsylvania 19103

> **Re:** **True Product ID, Inc.**
> **Item 4.01 Form 8-K**
> **Filed May 13, 2008**
> **File No. 000-29249**

Dear Mr. Hendricks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 8-K Filed May 13, 2008

1. Please revise to clearly state whether Rotenberg & Co., LLP resigned, declined to stand for re-election or was dismissed. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-B.

2. Please revise to specifically state whether Rotenberg's report on your financial statements for either of the past two fiscal years contained an adverse or disclaimer of opinion or was qualified or modified as to uncertainty, scope or accounting principals and describe the nature of such items. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-B.

3. Please disclose whether the decision to change accountants was recommended or approved by the board of directors or an audit or similar committee of the board of directors. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-B.

4. Please revise your disclosure regarding the period during which there were no disagreements between you and your former auditors. This period should include the two most recent fiscal years and the subsequent interim period through the date of dismissal. See paragraph (a)(1) of Item 304 of Regulation S-B.

5. Please provide the disclosures required by Item 304(a)(2) of Regulation S-B with regards to your new accountants.

6. To the extent that you make changes to your disclosures in an amendment to comply with our comments, please obtain and file an updated Exhibit 16 letter from your former accountant stating whether the accountant agrees or disagrees with the statements made in the filing. Please also ensure that your former accountant refers to the disclosure in the filing as opposed to proposed disclosure.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant